STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

May 15, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), on or about May [26], 2015 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. [108] (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 104 ("Amendment No. 104") to the Registration Statement, filed on March 13, 2015, which was filed in order to add three new series to the Fund, Lazard International Equity Advantage Portfolio (the "International Portfolio"), Lazard Managed Equity Volatility Portfolio (the "Managed Volatility Portfolio") and Lazard Emerging Markets Equity Advantage Portfolio (each, a "Portfolio" and collectively, the "Portfolios").

The Amendment will respond to comments of the staff (the "Staff") of the Commission on Amendment No. 104 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on April 28, 2015.  The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 104.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

All Portfolios

Summary Section—Fees and Expenses

1.	Staff Comment: Please provide the Staff with the completed fee tables and expense examples.

Response: The completed fee tables and expense examples are as follows:

Lazard International Equity Advantage Portfolio

	Institutional Shares	Open Shares	R6 Shares
Shareholder Fees (fees paid directly from your investment) Redemption Fee (as a % of amount redeemed, on shares owned for 30 days or less)	1.00%	1.00%	1.00%
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.65%	.65%	.65%
Distribution and Service (12b-1) Fees	none	.25%	none
Other Expenses*	.31%	.36%	.31%
Total Annual Portfolio Operating Expenses	.96%	1.26%	.96%
Fee Waiver and Expense Reimbursement**	.06%	.06%	.11%
Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	.90%	1.20%	.85%
* "Other Expenses" are based on estimated amounts for the current fiscal year
**	Reflects a contractual agreement by Lazard Asset Management LLC (the "Investment Manager") to waive its fee and, if necessary, reimburse the Portfolio through May 29, 2017 to the extent Total Annual Portfolio Operating Expenses exceed .90%, 1.20% and .85% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses, and excluding shareholder redemption fees or other transaction fees. This agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors (the "Board"), and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years
Institutional Shares	$92	$294
Open Shares	$122	$388
R6 Shares	$87	$283

Lazard Managed Equity Volatility Portfolio

	Institutional Shares	Open Shares	R6 Shares
Shareholder Fees (fees paid directly from your investment) Redemption Fee (as a % of amount redeemed, on shares owned for 30 days or less)	1.00%	1.00%	1.00%
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.60%	.60%	.60%
Distribution and Service (12b-1) Fees	none	.25%	none
Other Expenses*	.32%	.37%	.32%
Total Annual Portfolio Operating Expenses	.92%	1.22%	.92%
Fee Waiver and Expense Reimbursement**	.17%	.17%	.22%
Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	.75%	1.05%	.70%
* "Other Expenses" are based on estimated amounts for the current fiscal year.
**       Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio through May 29, 2017 to the extent Total Annual Portfolio Operating Expenses exceed .75%, 1.05% and .70% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses, and excluding shareholder redemption fees or other transaction fees. This agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years
Institutional Shares	$77	$258
Open Shares	$107	$353
R6 Shares	$72	$248

Lazard Emerging Markets Equity Advantage Portfolio

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio.

	Institutional Shares	Open Shares	R6 Shares
Shareholder Fees (fees paid directly from your investment) Redemption Fee (as a % of amount redeemed, on shares owned for 30 days or less)	1.00%	1.00%	1.00%
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.85%	.85%	.85%
Distribution and Service (12b-1) Fees	none	.25%	none
Other Expenses*	.38%	.43%	.38%
Total Annual Portfolio Operating Expenses	1.23%	1.53%	1.23%
Fee Waiver and Expense Reimbursement**	.13%	.13%	.18%
Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	1.10%	1.40%	1.05%
* "Other Expenses" are based on estimated amounts for the current fiscal year.
**      Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio through May 29, 2017 to the extent Total Annual Portfolio Operating Expenses exceed 1.10%, 1.40% and 1.05% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses, and excluding shareholder redemption fees or other transaction fees. This agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years
Institutional Shares	$112	$364
Open Shares	$143	$457
R6 Shares	$107	$354

2.
Staff Comment:  Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund, on behalf of each Portfolio (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from a Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from a Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.
Staff Comment:  Please confirm supplementally whether the Fund expects "Acquired Fund Fees and Expenses" to be one basis point (0.01%) or more in the current fiscal year for any Portfolio.  If so, please add a line item to the fee table.

Response: Fund management has advised us that it does not expect "Acquired Fund Fees and Expenses" to be one basis point or more in the current fiscal year for any Portfolio.

International Portfolio

Summary Section—Principal Investment Strategies

4.
Staff Comment:  The fifth sentence of the first paragraph states that "[t]he Portfolio will typically focus on securities of non-US developed market companies . . . ."  Please confirm that under normal market conditions the Portfolio will invest at least 40% of its net assets outside of the United States.

Response: Fund management has advised us that under normal market conditions the Portfolio will invest at least 40% of its net assets outside of the United States.

Managed Volatility Portfolio

Summary Section—Principal Investment Strategies

5.
Staff Comment:  Please revise the disclosure to clarify how the Portfolio intends to manage volatility (e.g., through picking stocks that the Investment Manager expects to exhibit low volatility or through derivatives such as options).

Response: The following has been inserted after the fourth sentence of the first paragraph:

The Investment Manager seeks to generate attractive risk-adjusted returns while lowering portfolio volatility by using a benchmark-unaware stock selection strategy driven by fundamental inputs that is intended to identify high quality companies with sustainable operating performance.  The Investment Manager performs an independent assessment of stock risk and also seeks to manage risk through diversification.

All Portfolios

Investment Strategies and Investment Risks—Investment Strategies

6.
Staff Comment:  Each Portfolio may invest in swap agreements.  Please confirm that, if a Portfolio intends to enter into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, if a Portfolio intends to enter into total return swap agreements, please review the segregation recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and confirm compliance with Release 10666.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, we have been advised by Fund management that, if the Portfolio enters into total return swap agreements, it will comply with Release 10666 and subsequent Staff no-action letters or interpretations.

Investment Strategies and Investment Risks—Investment Risks

7.	Staff Comment: In the chart of Investment Risks, please confirm that "Volatility Management Risk" should be checked for the International Portfolio and not the Managed Volatility Portfolio.

Response: We have revised the chart to check "Managed Volatility Risk" for the Managed Volatility Portfolio and not the International Portfolio.

Other Performance of the Investment Manager

8.
Staff Comment:  The first sentence of the first paragraph states:  "[t]he Portfolios' investment objectives, policies and strategies are substantially similar to those used by the Investment Manager in advising certain discretionary accounts . . . ."  (emphasis added).  Please confirm that each Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolios or that the omission of certain accounts does not render the other performance misleading.

Response:  We have been advised by Fund management that each Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composite of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio pursuant to construction requirements does not render the Composite misleading.

9.
Staff Comment:  Please supplementally confirm the method used to calculate the prior performance of the Composites and, if applicable, disclose in the prospectus that such method differs from the standard SEC method.

Response: We have added the following as the last paragraph:

Performance figures are dollar-weighted based upon beginning period market values. This calculation methodology differs from guidelines of the SEC for calculating performance of mutual funds.

10.
Staff Comment:  Please revise the presentation of the prior performance of each Composite to show average annual total returns first so as to present performance in the standardized format before the performance shown in a different format.

Response: The requested change has been made.

Back Cover

11.
Staff Comment:  If the Fund's policies and procedures with respect to the disclosure of the Portfolios' portfolio holdings are available on the Fund's website, please state so and provide the website address.

Response:  The Fund's policies and procedures with respect to the disclosure of the Portfolios' portfolio holdings are not available on the Fund's website other than the descriptions included in the prospectus and SAI, which are available on the Fund's website.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:	Janna Manes